UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GREEN ENVIROTECH HOLDINGS CORP.

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

39303B 206

(CUSIP Number)

BLACK LION OIL LIMITED

92-93 St. Stephen’s Green

Dublin 2

Ireland

Telephone No. +353 (1) 428 3534

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 8 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names Of Reporting Persons: Black Lion Oil Limited I.R.S. Identification Nos. of above person (entities only)
2.	Check The Appropriate Box If A Member Of A Group (A) [X] (B) [ ]
3.	Sec Use Only
4.	Citizenship Or Place Of Organization Ireland
Number Of Shares	7.	Sole Voting Power 600,000
Beneficially Owned By	8.	Shared Voting Power 5,599,016
Each Reporting	9.	Sole Dispositive Power 600,000
Person With	10.	Shared Dispositive Power 5,599,016
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 6,199,016
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [ ] (1)
13.	Percent Of Class Represented By Amount In Row (11) 35.3%
14.	Type Of Reporting Person CO

(1) Based on 17,568,726 shares of the Issuer’s common stock issued and outstanding as of May 4, 2015.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Green EnviroTech Holdings Corp., a corporation organized under the laws of the State of Delaware (the “Issuer”). The principal executive office of the Issuer is 210 S. Sierra Ave., Ste. A, Oakdale, CA 95361.

ITEM 2.  IDENTITY AND BACKGROUND

A.

Name of Person filing this Statement:

This statement is filed by Black Lion Oil Limited (the “Reporting Person”).  By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B.

Residence or Business Address:

The business address of the Reporting Person is 92-93 St. Stephen’s Green, Dublin 2, Ireland.

C.

Present Principal Occupation and Employment:

The Reporting Person is an investment entity.

D.

Criminal Proceedings:

During the last five years, none of the officers or directors of the Reporting Person have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E.

Civil Proceedings:

During the last five years, neither the Reporting Person nor any of its officers or directors have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In accordance with the terms and provisions of a Partial Debt Settlement Agreement dated July 8, 2015 (the “Agreement”), the Reporting Person acquired 1,500,000 shares of the Issuer’s common stock on approximately July 17, 2015 from the Issuer, at a conversion price of US Dollars $0.03 per share. The source of funds was an outstanding loan note held by the Reporting Person. (WC)

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer’s shares as described in Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)

As of July 17, 2015, the Reporting Person was the beneficial owner of 6,199,016 shares (or approximately 35.3%) of the Issuer’s common stock.

(b)

As of July 17, 2015, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 6,199,016 (or approximately 35.3%) of the Issuer’s issued and outstanding common stock.

(c)

As of July 17, 2015, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)

As of July 17, 2015, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)

Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Partial Debt Settlement Agreement dated July 8, 2015 between Black Lion Oil Limited and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Black Lion Oil Limited

Dated: July 17, 2015	By: /s/ Christopher Smith
Title: Authorized signatory

PARTIAL DEBT SETTLEMENT AGREEMENT

PARTIAL DEBT SETTLEMENT AGREEMENT ("Agreement"), dated as of July 8, 2015, by and between GREEN ENVIROTECH HOLDINGS CORP. (the "Company"), and Black Lion Oil Limited, an Irish Corporation ("BLOL") (together hereinafter referred to as "the Parties").

WITNESSETH

A.

BLOL has acquired debt in the Company in the amount of $45,000, evidenced by a Debt Assignment Agreement dated July 8, 2015 per a Demand Promissory Note dated December 3, 2010, attached hereto as Exhibit "A";

B.

The parties wish to provide for a full payment of $45,000 (forty five thousand dollars) of the Outstanding Balance in exchange for the issuance of shares of common stock of the Company (the "Common Stock").

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and BLOL hereby agree as follows:

1.

ISSUANCE OF SHARES IN SATISFACTION OF FULL PAYMENT OF DEBT. On the date hereof, the Company is authorizing the issue to BLOL and/or its beneficial owners or assigns up to 1,500,000 (one million, five hundred thousand) shares of Common Stock of the Company at $0.03 per share to satisfy $45,000 of the Debt.  Upon the issuance of such shares of Common Stock, the Debt will be considered reduced $45,000 and paid in full.

2.

BLOL'S REPRESENTATIONS AND WARRANTIES

BLOL hereby acknowledges, represents and warrants to, and agrees with, the Company as follows:

a)

BLOL has the financial ability to hear the economic risk of his investment, and has adequate means for providing for his current needs and personal contingencies and has no need for liquidity with respect to his investment in the Company.

b)

BLOL is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Act")  (17 C.F.R.. 230.501(a)) or is not a U.S. Person as defined under Regulation. S.

c)

BLOL has made an independent investigation of the Company's business, been provided an opportunity to obtain additional information concerning the Company BLOL deems necessary to make an investment decision and all other information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense.

d)

BLOL represents, warrants and agrees that BLOL will not sell or otherwise transfer the Securities unless registered under the Act or in reliance upon an exemption there from, and fully understands and agrees that BLOL must bear the economic risk of his purchase for an indefinite period of time because, among other reasons, the Securities or underlying securities have not been registered under the Act or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Act and under the applicable securities laws of such states or an exemption from such registration is available. BLOL also understands that the Company is under no obligation to register the Securities on his behalf or to assist BLOL in complying with any exemption from registration under the Act. BLOL further understands that sales or transfers of the Securities or underlying securities are restricted by the provisions of state securities laws.

e)

BLOL has not transferred or assigned an interest in the Outstanding Balance to any third party.

f)

The foregoing representations, warranties, agreements shall survive the delivery of the Securities under this Agreement.

3.

COMPANY REPRESENTATIONS AND WARRANTIES.

The Company hereby acknowledges, represents and warrants to, and agrees with BLOL as follows:

(a)

The Company has been duly organized, is validity existing and is in good standing under the laws of the State of Nevada. The Company has full corporate power and authority to enter into this Agreement and this Agreement has been duly and validity authorized, executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by the United States Bankruptcy Code and laws effecting creditors rights, generally.

(b)

The execution and delivery by the Company and the performance by the Company of its obligations under this Agreement in accordance with the term of this Agreement will not contravene any provision of applicable law or the character documents of the Company or any agreement or other instrument binding upon the Company, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement in accordance with the term of this Agreement.

(c)

The foregoing representations, warranties and agreements shall survive the Closing.

4.

RELEASE.

Upon the delivery of the shares to BLOL set forth in Section 1 and 2 of this Agreement, BLOL releases and forever discharges the Company of and from all and all manner of actions, suits, debts, sums of money, contracts, agreements, claims and demands at law or in equity, that BLOL had, or may have arising from $45,000 of the Outstanding Balance of the Debt.

5.

MISCELLANEOUS.

(a)

Modification. Neither this agreement nor any provisions hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

(b)

Notices. Any notice, demand or other communication which any party hereto may he required, or may elect, to give to anyone interested hereunder shall be sufficiently given is (a) deposited, postage prepaid, in a United States mail letter box, registered or certified mail, return receipt requested, addressed to such address as may be given herein, or (b) delivered personally at such address.

(c)

Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterparts.

(d)

Binding Except as otherwise provide herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns,

(e)

Entire Agreement. This instrument contains the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred to herein.

(f)

Applicable Law. This Agreement shall be governed and constructed under the laws of the State of Nevada.

(g)

Legal Fees. Legal fees will be paid by the Company.

[REMINDER OF PAGE LEFT BLANK]

IN WITNESS WHEREOF, the Company and BLOL have caused this Agreement to be executed and delivered by their respective officers, thereunto duly authorized.

Green EnviroTech Holdings Corp.

/s/ Gary DeLaurentiis

By: Green EnviroTech Holdings Corp.

Name: Gary M. De Laurentiis

Title: CEO

Black Lion Oil Limited

/s/ Christopher Smith

By: Black Lion Oil Limited

Name: Christopher R. Smith

Title: Director